UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: "Nova Measuring Instruments to Present at the 19th Annual Needham Growth Conference".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Measuring Instruments to Present at the 19th
Annual Needham Growth Conference

Management to Present at 9:20 a.m. ET on January 11, 2017

Rehovot, Israel – December 19, 2016 – Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today that Mr. Eitan Oppenhaim, President & Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will present at the 19th Annual Needham Growth Conference at 9:20 a.m. ET on Wednesday, January 11, 2017. The conference is being held at the Lotte New York Palace Hotel in New York City.

A live webcast of the presentation will be available to the public and can be accessed at http://ir.novameasuring.com/event-calendar/. This webcast will be archived for 90 days following the live presentation.

Mr. Oppenhaim and Mr. David will be available for one-on-one meetings during the conference on January 10-11, 2017. To schedule a one-on-one meeting, please contact your Needham representative or Miri Segal at msegal@ms-ir.com.

Needham & Company's 19th Annual Growth Conference (NGC) is one of the largest growth stock investment conferences in the U.S. Last year's conference had more than 350 presenting companies, over 2,000 attendees comprised of senior company executives, over 1,250 institutional investors, and approximately 200 private equity investors.

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.